UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab to Acquire Delivery Hero’s foodpanda Delivery Business in Taiwan

On March 23, 2026, Grab Holdings Limited (“Grab”) announced that it has reached an agreement with Delivery Hero SE (FSE: DHER) (“Delivery Hero”) for it to acquire Delivery Hero’s foodpanda delivery business in Taiwan in cash for $600 million, on a cash-free and debt-free basis, subject to customary closing adjustments. Closing of the acquisition is subject to regulatory approvals and customary closing conditions, and is expected to take place in the second half of 2026. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab to Acquire Delivery Hero’s foodpanda Delivery Business in Taiwan

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	__/s/ Peter Oey___________________________
Date: March 23, 2026		Name: Peter Oey
Title: Director and Chief Financial Officer